13013222

Mail Processing Section
FEB 27 2013
Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-28009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Royal Securities Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4095 Chicago Drive, S.W.
(No. and Street)

Grandville (City) MI (State) 49418 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Megan Brower
Chief Financial Officer
(616) 538-2550 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kiekover, Scholma & Shumaker, PC.
(Name – *if individual, state last, first, middle name*)

205 East Main Street (Address) Zeeland (City) MI (State) 49464 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/5
dw 3/5/13

OATH OR AFFIRMATION

I, Megan Brower, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Royal Securities Company, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROYAL SECURITIES COMPANY

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2012

Kiekover, Scholma & Shumaker, PC

Certified Public Accountants and Consultants

ROYAL SECURITIES COMPANY

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2012

KIEKOVER, SCHOLMA & SHUMAKER, PC
Certified Public Accountants
Zeeland, Michigan

ROYAL SECURITIES COMPANY

TABLE OF CONTENTS

Kiekover Scholma & Shumaker PC
Certified Public Accountants

Daniel Buist
Joseph Kuiper
David Nienhuis
Emil Sabolish, Jr.
Kenneth Scholma
Timothy Stob

INDEPENDENT AUDITOR'S REPORT

February 13, 2013

Stockholder and Board of Directors
Royal Securities Company

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Royal Securities Company as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of the accounting principles used and the reasonable of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Royal Securities Company as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Kiekover, Scholma & Shumaker, PC

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants

205 East Main Street • Zeeland, Michigan 49464-0280 • Phone: 616-772-4615 • Fax: 616-772-9288 • www.ksscpa.com

ROYAL SECURITIES COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 187,415
Clearing organization receivable	217,585
Commissions receivable	89,615
Employee and other receivables	26,307
Securities owned, at fair value	74,094
Net furniture, equipment, and other improvements	169,304
Deposits	25,000
Prepaid expenses	62,127
Total Assets	$ 851,447

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued sales commissions	$ 223,160
Accounts payable	16,382
Accrued expenses	50,886
Accrued income taxes	5,148
Deferred income taxes	11,200
Total Liabilities	306,776
Stockholder's Equity	
Common stock (Class B), $1 par value; 100,000 shares authorized, 9,700 shares issued and outstanding	9,700
Additional paid-in capital	269,176
Retained earnings	265,795
Total Stockholder's Equity	544,671
Total Liabilities and Stockholder's Equity	$ 851,447

See notes to financial statements.

ROYAL SECURITIES COMPANY
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2012

REVENUES	
Commissions	$3,610,575
Net dealer inventory and investment gains	465,907
Other	538,485
Total revenues	4,614,967
EXPENSES	
Broker commissions	2,403,047
Adminstrative salaries	637,824
Payroll related taxes	217,955
401(k) contribution	84,356
Group insurance	122,924
Other employee benefits	5,254
Clearing fees	107,378
Data communications	172,541
Advertising	29,330
Occupancy	316,001
Depreciation and amortization	35,315
Dues and subscriptions	13,413
Maintenance	57,348
Utilities	30,358
Taxes and licenses	28,352
Regulatory fees	52,329
Legal and professional	36,913
Outside services	19,061
Postage	25,012
Office supplies	30,230
Interest	518
Other	128,471
Total expenses	4,553,930
Income before income taxes	61,037
INCOME TAXES	
Federal income tax expense	(7,848)
Michigan income and business tax expense	(11,580)
Total income tax (expense) benefit	(19,428)
NET INCOME	$ 41,609

See notes to financial statements.

ROYAL SECURITIES COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2012

	Common stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances, January 1, 2012	9,700	$ 9,700	$ 269,176	$ 224,186	$ 503,062
Net income	-	-	-	41,609	41,609
BALANCES, December 31, 2012	9,700	$ 9,700	$ 269,176	$ 265,795	$ 544,671

See notes to financial statements.

ROYAL SECURITIES COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

OPERATING ACTIVITIES		
Net income		$ 41,609
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 35,315	
Loss on disposal of furniture, equipment and improvements	13,934	
Deferred income taxes	3,200	
Change in assets and liabilities:		
(Increase) decrease in clearing organization receivable	(26,319)	
(Increase) decrease in commissions receivable	(22,554)	
(Increase) decrease in receivables from non-customers	(13,828)	
(Increase) decrease in securities inventory	31,779	
(Increase) decrease in other assets	(8,738)	
Increase (decrease) in accounts payable and accruals	(133,610)	
Total Adjustments		(120,821)
Net Cash Provided (Used) By Operating Activities		(79,212)
INVESTING ACTIVITIES		
Proceeds from sale of equipment		2,550
Purchase of furniture, equipment and improvements		(87,756)
Net Cash Provided (Used) By Investing Activities		(85,206)
Net Increase in Cash and Cash Equivalents		(164,418)
Cash and Cash Equivalents, January 1, 2012		351,833
CASH AND CASH EQUIVALENTS, December 31, 2012		$ 187,415

See notes to financial statements.

ROYAL SECURITIES COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE A: **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Business Activity – Royal Securities Company (the "Company"), a wholly owned subsidiary of RSC Holdings, Inc. is a securities broker/dealer. The Company is registered with the Securities and Exchange Commission (SEC) and the State of Michigan. It is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. Its customers are predominately individuals residing in Western Michigan.

The Company operates under the provisions of Rule 15c3-3 of the SEC and has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii). Under this exemption, the Company must clear all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents consist of demand deposits in banks, money market funds, and cash on hand. The Company, at certain times, maintains deposits that exceed insured limits. Management does not consider this a significant risk.

Receivables – Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to a valuation allowance. No allowance for doubtful accounts is considered necessary.

Securities Owned - Securities owned consists of state, municipal, and corporate obligations which are reported at quoted market values. Unrealized gains and losses are recognized currently and are included in net dealer inventory and investment gains on the statement of income.

Property, Equipment and Depreciation - Property and equipment are stated at cost. Depreciation is computed using straight-line or declining balance methods over the estimated life of the assets.

Commission Income – Commission income and related clearing expenses are recorded on a trade-date basis and normally settled within 30 days.

Security Transactions - Security transactions and related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction date.

Income taxes - Deferred income tax assets and liabilities are determined by applying the currently enacted tax laws and rates to the cumulative temporary differences between the carrying value of assets and liabilities for financial statements and income tax purposes. Deferred income tax expense or credit is measured by the change in the deferred income tax asset and liability accounts during the year.

The Company recognizes and measures its unrecognized tax benefits (if any) in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company believes it has no liability for unrecognized tax benefits at December 31, 2012.

NOTE A: **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

The accrual of any interest and penalties related to unrecognized tax benefits are recognized in income tax expense. No interest and penalties were recognized in the year ended December 31, 2012.

The Company's tax returns for the prior three years remain subject to examination by the Internal Revenue Service.

Advertising Costs – The Company incurred and expensed advertising costs of $29,330 for the year ended December 31, 2012.

Subsequent Events – In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 13, 2013, the date the financial statements were available to be issued.

NOTE B: **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 at December 31, 2012, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2012 the Company had net capital of $270,720, which was $170,720 in excess of the required amount of net capital. The Company's net capital ratio was 1.13 to 1.

NOTE C: **FAIR VALUE MEASUREMENT**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs used to measure fair value into three broad levels:

- Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the assets or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 consist of the following:

	Level 1	Level 2	Level 3	Total
Financial instruments owned:				
Equities	$ 74,094	$ -	$ -	$ 74,094

NOTE D: FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements are as follows at December 31, 2012:

Leasehold improvements	$ 45,235
Office furniture and equipment	272,172
Computer equipment	54,246
Total	371,653
Less accumulated depreciation	(202,349)
Net furniture, equipment and leasehold improvements	$ 169,304

NOTE E: LEASES

The Company occupies office space under an operating lease agreement with a limited liability company whose owners are shareholders of RSC Holdings, Inc. that expires April 2015. Monthly rental rates were $12,500 during the year. Total rent expense under this lease was $150,000 for the year ended December 31, 2012.

The Company rented office space from a limited liability company whose owner is a relative of a shareholder of RSC Holdings, Inc. under an operating lease agreement that expired August 2012. Monthly rental rates ranged from $4,437 to $4,489 during the year. Total rent expense under this lease was $35,377 for the year ended December 31, 2012.

The Company rents office space under an operating lease agreement that expires June 2017. Monthly rental rates were $5,276 during the year and are subject to annual increases. The lease contains renewal options for 5 consecutive 12 month periods. Total rent expense under this lease was $31,658 for the year ended December 31, 2012.

The Company rents office space under an operating lease agreement that expires May 2013. Monthly rental rates ranged from $3,900 to $4,250 during the year. Total rent expense under this lease was $47,675 for the year ended December 31, 2012.

The Company rents office space under an operating lease agreement that expires June 2015. Monthly rental rates ranged from $2,200 to $2,300 during the year and are subject to annual increases. The lease contains renewal options for 3 consecutive 12 month periods. Total rent expense under this lease was $27,000 for the year ended December 31, 2012.

The Company rented office space under an operating lease agreement that expired October 2012. Monthly rental rates were $3,311 during the year. Total rent expense under this lease was $31,453 for the year ended December 31, 2012. The Company subleased a portion of this space under a lease agreement that expired September 2012. Sub-lease rent income totaled $14,199 for the year ended December 31, 2012.

NOTE E: **LEASES (Continued)**

Total rent expense under all leases (including short-term rentals), net of sublease rental income, was $316,002 for the year ended December 31, 2012.

Future minimum lease payments under the operating leases are as follows:

Year ended December 31	Amount
2013	$ 262,464
2014	245,134
2015	131,075
2016	69,013
2017	34,941
Thereafter	-
	$ 742,627

NOTE F: **PROVISION FOR FEDERAL INCOME TAXES**

The provision for federal income taxes consists of the following:

Current	$ 4,648
Deferred	3,200
	$ 7,848

Significant components of the Company's deferred tax liabilities (assets) at December 31, 2012 are as follows:

Tax over book depreciation	$ 12,565
Net operating loss carryover	(170)
Contributions carryover	(1,195)
	$ 11,200

The Company has a net operating loss carryover of $1,128 which expires in 2020.

The Company has charitable contribution carryovers which expire as follows: $1,193 - 2013, $3,875 – 2014 and $2,899 - 2015.

NOTE G: **RETIREMENT PLAN**

The Company has a 401(k) and profit sharing plan (a "safe-harbor" plan) under which the Company contributes 3% of eligible wages for eligible employees. The plan covers all full-time employees with at least one year of service. Company matching contributions totaled $83,640 for the year ended December 31, 2012. Profit sharing contributions are at the discretion of the Company and were $0 for the year ended December 31, 2012.

NOTE H: **STOCK REPURCHASE AGREEMENT**

RSC Holdings, Inc. and its stockholders are parties to an agreement under which the Company has the option to repurchase shares from the stockholders upon the stockholder's death, disability, termination of employment, or offer to sell. The purchase price is the net book value of the stock except for termination of employment, whereby, the purchase price is reduced by 20% for each year that the stockholder's employment is less than 5 years.

NOTE I: **RELATED PARTY TRANSACTIONS**

The Company rents office space from a limited liability company whose owners are shareholders of RSC Holdings, Inc., as described in Note E.

The Company rented office space from a limited liability company whose owner is a relative of a shareholder of RSC Holdings, Inc., as described in Note E.

The Company receives management fees from Royal Advisors, LLC, which is wholly owned by RSC Holdings, Inc. Management fees for the year ended December 31, 2012 totaled $531,474.

NOTE J: **CASH FLOW INFORMATION**

Cash paid for interest was $518 in the year ended December 31, 2012.

Cash paid for federal and state income taxes was $28,160 in the year ended December 31, 2012.

NOTE K: **CONCENTRATIONS OF CREDIT RISK**

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and receivables.

The Company maintains cash balances at a financial institution located in West Michigan. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2012, the Company's uninsured bank balances totaled $0.

Receivables were substantially collected subsequent to year-end and are considered subject to minimal risk.

SUPPLEMENTARY SCHEDULE

ROYAL SECURITIES COMPANY
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

Total Stockholder's Equity	$ 544,671
Add	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	544,671
Deductions	
Non-allowable assets	
Non-customer receivables	25,721
Furniture, equipment and leasehold improvements	169,304
Prepaid expenses and other	62,252
Total Deductions	257,277
Net capital before haircuts on securities positions	287,394
Haircuts on securities positions	
Trading and investment securities	
Money market account	629
State and municipal obligations	-
Corporate obligations	11,114
Undue concentration	4,931
Total haircuts on securities positions	16,674
NET CAPITAL	$ 270,720

ROYAL SECURITIES COMPANY
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2012

Aggregate indebtedness	
Accounts payable and other liabilities	$ 306,776
Computation of basic net capital requirement	
Minimum net capital required	$ 100,000
Excess net capital	$ 170,720
Excess net capital at 1500%	$ 250,268
Excess net capital at 1000%	$ 240,042
Ratio: Aggregate indebtedness to net capital	1.13 to 1

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2012).

Net capital as reported in company's Part II (unaudited) FOCUS report	$ 264,780
Audit adjustments to adjust payables and accruals	15,167
Audit adjustments for commissions revenues	11,046
Audit adjustments to record additional compensation	(14,283)
Audit adjustments to record income tax accruals	(6,078)
Effect of above on undue concentration	88
Net capital per previous page	$ 270,720

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

ks

Kiekover Scholma & Shumaker PC

Certified Public Accountants

Daniel Buist
Joseph Kuiper
David Nienhuis
Emil Sabolish, Jr.
Kenneth Scholma
Timothy Stob

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

February 13, 2013

Stockholders and Board of Directors
Royal Securities Company

In planning and performing our audit of the financial statements of Royal Securities Company (the "Company") as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness on the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

205 East Main Street • Zeeland, Michigan 49464-0280 • Phone: 616-772-4615 • Fax: 616-772-9288 • www.ksscpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal controls that is less severe than a material weakness, yet important enough to merit the attention of those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kiekover, Scholma & Shumaker, PC

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants

ROYAL SECURITIES COMPANY

SCHEDULE OF ASSESSMENT AND PAYMENTS [GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)] TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC)

YEAR ENDED DECEMBER 31, 2012

KIEKOVER, SCHOLMA & SHUMAKER, PC
Certified Public Accountants
Zeeland, Michigan

Kiekover Scholma & Shumaker PC
Certified Public Accountants

Daniel Buist
Joseph Kuiper
David Nienhuis
Emil Sabolish, Jr.
Kenneth Scholma
Timothy Stob

**INDEPENDENT ACCOUNTANT'S REPORT ON
APPLYING AGREED UPON PROCEDURES RELATED
TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION**

February 15, 2013

To the Stockholder and Board of Directors
Royal Securities Company
Grandville, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012 which were agreed to by Royal Securities Company, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Royal Securities Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Royal Securities Company's management is responsible for the Royal Securities Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [checks written as shown in the Company's general ledger activity] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [general ledger details supported by RBC Dain annual settlement summary] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and us of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kiekover, Scholma & Shumaker, PC

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

028009 FINRA DEC
ROYAL SECURITIES COMPANY 16*16
4095 CHICAGO DRIVE S.W.
PO BOX 509
GRANDVILLE MI 49468-0509

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Megan Brower
616-301-1174

2. A.	General Assessment (item 2e from page 2)	$ 4477
B.	Less payment made with SIPC-6 filed (exclude interest) 7/17/12 Date Paid	(3025)
C.	Less prior overpayment applied	(–)
D.	Assessment balance due or (overpayment)	1452
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	–
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1452
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1452
H.	Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Royal Securities Co.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 15th day of Feb, 2013

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,083,492
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,172,017
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	91,221
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	29,518
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	2,292,756
2d. SIPC Net Operating Revenues	$ 1,790,736
2e. General Assessment @ .0025	$ 4,477
	(to page 1, line 2.A.)